Filed pursuant to Rule 424(b)(3)

Registration Nos. 333-126660

333-126660-01

333-126660-02

333-126660-03

333-126660-04

PROSPECTUS SUPPLEMENT

TO PROSPECTUS DATED APRIL 24, 2006

$600,000,000

8 3/4% SENIOR SUBORDINATED NOTES DUE 2015 (the “Notes”)

of

Warner Chilcott Corporation

RECENT DEVELOPMENTS

This prospectus supplement amends and supplements the disclosure in the prospectus dated April 24, 2006 relating to the Notes, including, without limitation, under “Risk Factors—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected”, “Risk Factors—Our exercise of an option to acquire a five-year license to Barr’s Abbreviated New Drug Application (‘ANDA’), which references our Ovcon 35 oral contraceptive, is the subject of an ongoing Federal Trade Commission Investigation” and “Business—Legal Proceedings—FTC Lawsuits Regarding Exercise of Option for a Five-Year Exclusive License to ANDA Referencing Ovcon 35”.

This prospectus supplement should be read in conjunction with the prospectus dated April 24, 2006. This prospectus supplement is qualified by reference to the prospectus dated April 24, 2006, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in such prospectus, including any supplements or amendments thereto.

This prospectus supplement, together with the prospectus dated April 24, 2006, is to be used by Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. in connection with offers and sales related to market making transactions in the Notes. Credit Suisse Securities (USA) LLC and J.P. Morgan Securities Inc. may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale.

Credit Suisse	JPMorgan

The date of this prospectus supplement is October 6, 2006

Recent Developments Relating to the Initial Public Offering of Warner Chilcott Limited

On September 26, 2006, Warner Chilcott Limited (formerly Warner Chilcott Holdings Company, Limited) completed its $1.059 billion initial public offering (the “IPO”) of 70,600,000 of its Class A common shares. The public offering price per share in the IPO was $15.00. As noted below, $228.4 million of the proceeds received by Warner Chilcott Limited were contributed to us in order for us to repurchase approximately 35% of the $600 million of outstanding Notes. Warner Chilcott Limited intends to use to remaining IPO proceeds, after deducting underwriting discounts and commissions and estimated offering expenses to:

•	pay approximately $405.0 million to reduce the $1,621.9 million (as of June 30, 2006) of debt outstanding under the $1,790.0 million senior secured credit facility (which would otherwise mature on January 18, 2012 and bears an interest rate of LIBOR plus 2.75%);

•	pay approximately $327.2 million to repurchase 286,115 Preferred Shares issued by Warner Chilcott Holdings Company II, Limited; and

•	pay approximately $27.4 million as a termination fee to the Sponsors under an advisory services and monitoring agreement.

The remainder of the net proceeds from the IPO will be used by Warner Chilcott Limited for general corporate purposes.

The expected sources and uses of funds in connection with the IPO are summarized in the table below:

Sources of Funds		Uses of Funds
(in millions)
Proceeds to Warner Chilcott Limited from initial public offering of common stock	$1,059	Reduction of debt outstanding under senior secured credit facility	$405
		Repurchase of Notes, including a premium of $18 million(1)	228
		Repurchase of Preferred Shares(2)	327
		Transaction expenses
		Payment of termination fee to Sponsors(3)	27
		Estimated fees and expenses of the offering(4)	53
		General corporate purposes	19

Total Sources of Funds	$1,059	Total Uses of Funds	$1,059

(1)	Represents 108.750% of the principal amount of the Notes.

(2)	Represents the liquidation preference of $1,000 per Preferred Share plus an amount equal to all accumulated, accrued and unpaid dividends to the redemption date (assumed to be September 27, 2006) for the 286,115 Preferred Shares redeemed in connection with the offering. The remaining 118,246 Preferred Shares converted into 9,480,310 Class A common shares of Warner Chilcott Limited prior to the offering.

(3)	Represents the net present value of the amount of aggregate quarterly fees that would otherwise have been payable to the Sponsors from the date of termination (September 20) until the expiration of the agreement (January 18, 2012), calculated using a discount rate equal to the ten-year treasury rate on such termination date (4.729%).

(4)	Fees and expenses consist of:

Underwriters’ discounts and commissions	$50.3
Printing fees	0.4
Legal fees	1.1
Audit fees	1.0
Other fees	0.5
Total fees and expenses	53.3

Recent Developments Relating to FTC Litigation

As disclosed in our Prospectus dated April 24, 2006, we are currently party to litigation with the FTC and a large number of states plus the District of Columbia relating to our agreements with Barr for the supply of Ovcon 35. At issue in the litigation are the exclusivity provisions in these agreements, which provide that Barr exclusively supply Ovcon 35 to us, and the alleged anti-competitive effects of these provisions. Barr is our sole source of supply for Ovcon 35.

In August 2006, we completed manufacturing validation for a chewable version of Ovcon 35, Ovcon Chewable. In September of 2006, we launched Ovcon Chewable and stopped shipping Ovcon 35 to consumers as we began the process of transitioning from Ovcon 35 to Ovcon Chewable.

On September 25, 2006, the FTC filed a new motion in the ongoing litigation alleging that our transition from Ovcon 35 to Ovcon Chewable would impede the market for a generic version of Ovcon 35. The FTC’s motion seeks a preliminary injunction that, if granted, would require us to continue to supply Ovcon 35 on a basis comparable to Ovcon Chewable, including with respect to pricing, sampling and availability, in order to enable the possible entrance of a generic version of Ovcon 35 into the marketplace. The FTC’s motion does not seek to restrain our continuing roll out of Ovcon Chewable.

We believe the new relief requested by the FTC is without merit and we intend to contest the FTC’s motion vigorously. As a result of the launch of Ovcon Chewable and our oventual phase-out of Ovcon 35, we had expected to engage in discussions with Barr about the effect of the launch on our agreements. On September 25, 2006, following a review of our agreements with Barr relating to Ovcon 35, we signed a waiver which terminated the exclusivity provisions contained therein. The remaining provisions of the Barr agreements remain unchanged. Since the principal equitable relief sought in the initial Ovcon 35 FTC litigation referred to above was the termination of these exclusivity provisions, we intend to promptly file a motion to dismiss this litigation. While we believe the FTC’s motion is without merit and we intend to file the motion to dismiss, it is impossible to predict with any certainty the outcome of any litigation.

On September 26, 2006, Barr announced that it expects to launch a generic version of Ovcon 35 in October 2006. The launch of the generic version will negatively affect the migration of consumers to Ovcon Chewable and could adversely affect the longer term market acceptance of Ovcon Chewable. See “Risk Factors—Risks Relating to Our Business—If generic products that compete with any of our branded pharmaceutical products are approved, sales of our products may be adversely affected.”

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